

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 23, 2009

Via U.S. Mail and facsimile to (978) 640-6825

Mr. Ashraf M. Dahod
President and Chief Executive Officer
Starent Networks, Corp.
30 International Place
Tewksbury, MA 01876

> **Re: Starent Networks, Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-33511**

Dear Mr. Dahod:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 17

1. From the second paragraph on page 17 and the fourth paragraph on page 18, we note that you use peer group information to benchmark certain elements of your executive compensation program such as your NEOs' base salaries. In future filings, please disclose all the constituent companies that are part of peer group

       information or surveys that are used to benchmark any elements of your executive compensation program. *See* Item 402(b)(2)(xiv) of Regulation S-K.

2.   In footnote (1) to the table on page 18, you disclose generally how you calculate the operating profit from your audited financial statements. However, in future filings, please disclose more specifically how this performance target or any other non-GAAP performance target is calculated from your audited financial statements. *See* Instruction 5 to Item 402(b). Here, please consider using a table so that investors may readily understand how any non-GAAP performance target is derived from your audited financial statements.

3.   Further, in footnote (2) to the table on page 18, we note that you do not disclose your annual bookings performance target. Please explain how disclosure of a prior year's performance target will cause you competitive harm.

4.   In the second full paragraph on page 18, we note that you do not disclose the formula upon which Mr. Kahhale's cash bonus was earned when the annual sales order bookings exceed the target amount for that performance metric. In future filings, without disclosing confidential information, please disclose the formula upon which Mr. Kahhale's cash bonus is determined.

*   *   *   *

       Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3415 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director